Exhibit 99.1

REE AUTOMOTIVE LTD.

Kibbutz Glil-Yam 4690500, Israel

Dear Shareholder,

You are cordially invited to attend the 2024 Annual General Meeting of Shareholders of REE Automotive Ltd. (the “2024 Annual General Meeting”) to be held on March 6, 2025, beginning at 12:00 p.m. Israel time (5:00 a.m. Eastern Time), at the Company’s headquarters at Kibbutz Glil-Yam, Israel.

Our notice of the 2024 Annual General Meeting, as published on January 22, 2025, and the proxy statement (the “Proxy Statement”) appearing on the following pages, describe in detail the matters to be acted upon at the 2024 Annual General Meeting. Only shareholders who held ordinary shares at the close of business on January 27, 2025, are entitled to notice of, and to vote at, the 2024 Annual General Meeting and any adjournments thereof.

Our board of directors unanimously recommends a vote “FOR” each matter set forth in the notice and Proxy Statement.

Whether or not you plan to attend the 2024 Annual General Meeting, it is important that your ordinary shares be represented and voted at the 2024 Annual General Meeting. Accordingly, after reading the accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote over the internet in accordance with the instructions on your proxy card.

We look forward to seeing as many of you as can attend the 2024 Annual General Meeting.

Very truly yours,

Daniel Barel
Co-Founder, Chief Executive Officer and Director

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MARCH 6, 2025

This Proxy Statement is being furnished to the holders of ordinary shares of REE Automotive Ltd. (“we,” “our”, “REE” or the “Company”) in connection with the solicitation of proxies on behalf of the board of directors of the Company (the “Board of Directors”) for use at the 2024 Annual General Meeting of Shareholders (the “Annual Meeting”). Further information about the Annual Meeting is found below.

QUESTIONS AND ANSWERS ABOUT THESE PROXY MATERIALS AND VOTING

Why am I receiving these proxy materials?

You have received these proxy materials because the Board of Directors is soliciting your proxy to vote at the Annual Meeting, or any adjournments or postponements of the Annual Meeting. You are invited to attend the Annual Meeting to vote on the proposals described in this Proxy Statement. However, you do not need to attend the Annual Meeting to vote your ordinary shares. Instead, you may simply sign, date and mail the proxy card in the envelope provided or vote in accordance with the instructions on your proxy card, or vote by internet using the instructions on the enclosed proxy card.

How do I attend the Annual Meeting?

The Annual Meeting will be held on March 6, 2025, beginning at 12:00 p.m. Israel time (5:00 a.m. Eastern Time), at the Company’s headquarters at Kibbutz Glil-Yam, Israel. We encourage you to vote your ordinary shares prior to the Annual Meeting.

Attendance at the Annual Meeting is limited to shareholders of record who held Class A Ordinary Shares or Class B Ordinary Shares of the Company (collectively, “ordinary shares”) at the close of business on January 27, 2025. Each shareholder may appoint only one proxy holder or representative to attend the Annual Meeting on their behalf.

If you attend the Annual Meeting, you will be asked to present valid, government-issued photo identification, such as a driver’s license. If you are a holder of record, the top half of your proxy card or your notice is your admission ticket. If you hold your ordinary shares in street name, you will need proof of ownership to be admitted to the meeting. A recent brokerage statement or a letter from your bank or broker are examples of proof of ownership. If you want to vote your ordinary shares held in street name in person, you must get a legal proxy in your name from the broker, bank or other nominee that holds your ordinary shares, and submit it with your vote.

Who can vote at the Annual Meeting?

Shareholders Entitled to Vote — Record Date

Shareholders of record who held ordinary shares at the close of business on January 27, 2025 (the “Record Date”) are entitled to notice of, and to vote at, the Annual Meeting. In addition, shareholders who, as of the Record Date, held ordinary shares through a bank, broker or other nominee which is a shareholder of record of the Company at the close of business on the Record Date, or which appears in the participant list of a securities depository on that date, are considered beneficial owners of ordinary shares held in “street name.” These proxy materials are being forwarded to beneficial owners by the bank, broker or other nominee that is considered the holder of record with respect to the Company’s ordinary shares. Beneficial owners have the right to direct how their ordinary shares should be voted and are also invited to attend the Annual Meeting but may not actually vote their ordinary shares in person at the Annual Meeting unless they first obtain a signed proxy from the record holder (that is, their bank, broker or other nominee) giving them the right to vote the ordinary shares.

As of January 15, 2025, there were 19,478,877 Class A Ordinary Shares and 2,780,570 Class B Ordinary Shares outstanding.

What am I voting on?

This Proxy Statement describes the proposals on which we would like you, as a shareholder, to vote at the Annual Meeting. This Proxy Statement provides you with information on the proposals, as well as other information about the Company, so that you can make an informed decision as to whether and how to vote your ordinary shares.

At the Annual Meeting, shareholders will vote on the following proposals:

Proposal One	To re-elect each of Mr. Carlton Rose, Mr. Hicham Abdessamad, Mr. Ittamar Givton, Mr. Rajesh Goel, Mr. Ahishay Sardes and Mr. Daniel Barel to serve as a director of the Company, each to hold office until the close of business on the date of the next annual general meeting of shareholders and until his respective successor is duly elected and qualified, or until such individual’s earlier resignation or retirement.
Proposal Two	To approve an amendment to the Company’s Amended and Restated Articles of Association to increase the authorized share capital of the Company by 22,000,000 Class A Ordinary Shares, such that following the increase, the authorized share capital shall consist of 55,333,333 Class A Ordinary Shares, without par value, and 2,780,570 Class B Ordinary Shares, without par value.
Proposal Three	To approve the re-appointment of Kost, Forer, Gabbay & Kasierer, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024, and its service until the next annual general meeting of shareholders, and to authorize the Board of Directors, upon the recommendation of the Audit Committee, to fix the remuneration of the independent registered public accounting firm.

In addition to considering and voting on the above proposals, members of the management team will be available at the Annual Meeting to discuss the consolidated financial statements of the Company for the fiscal year ended December 31, 2023, and the financial results (unaudited) as of and for the nine months ended September 30, 2024.

What if another matter is properly brought before the Annual Meeting?

As of the date of this Proxy Statement, our Board of Directors is not aware of any other matters that will be presented for consideration at the Annual Meeting. If other matters are properly brought before the Annual Meeting, it is the intention of the persons designated as proxies (identified on your proxy card) to vote on those matters in accordance with their best judgment.

Can I change my vote after submitting my proxy?

A shareholder may revoke a proxy submitted prior to the Annual Meeting in one of the following ways: (i) by written notice of the revocation of the proxy delivered by mail to the Company at its offices at Kibbutz Glil-Yam 4690500, Israel, Attention General Counsel, before midnight on the night prior to the time of the Annual Meeting (ii) by written notice of the revocation of the proxy delivered at the Annual Meeting to the chairman of the Annual Meeting or (iii) by attending and voting in person at the Annual Meeting. Attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy submitted in advance of the Annual Meeting. If your ordinary shares are held by your broker, bank or other nominee, you should follow the instructions provided by your broker, bank or other nominee.

What is the quorum requirement for the Annual Meeting?

Pursuant to the Company’s Amended and Restated Articles of Association, the quorum required for the Annual Meeting consists of at least two (2) shareholders present, in person or by proxy, holding ordinary shares conferring in the aggregate at least twenty-five percent (25%) of the Company’s voting power. Notwithstanding the foregoing, a quorum for the Annual Meeting also requires the presence in person or by proxy of at least one (1) shareholder holding Class B Ordinary Shares if such shares are outstanding.

If a quorum is not present within half an hour from the scheduled start time for the Annual Meeting, the Annual Meeting will be adjourned to the following business day, at the same time and place (i.e., it will be adjourned to March 7, 2025, beginning at 12:00 p.m. Israel time (5:00 a.m. Eastern Time)), unless otherwise determined by the Chairperson of the Annual Meeting in accordance with the Amended and Restated Articles of Association, without any further notice of the adjourned meeting. At such adjourned meeting, the presence in person or by proxy of at least one shareholder holding Class A Ordinary Shares and at least one shareholder holding Class B Ordinary Shares (regardless of the number of Class A Ordinary Shares and Class B Ordinary Shares held by them) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding ordinary shares for a beneficial owner attends the Annual Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received voting instructions from the beneficial owner. Brokers that hold ordinary shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received voting instructions from beneficial owners. Absent specific instructions from the beneficial owner of the ordinary shares, however, brokers are not allowed to exercise their voting discretion with respect to any proposals that are considered non-routine. If you hold your ordinary shares in “street name” and do not provide your broker with voting instructions for the Annual Meeting, your broker will not be permitted to vote your ordinary shares on non-routine proposals, resulting in a “broker non-vote.” Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its ordinary shares.

How many votes are needed to approve each proposal?

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy at the Annual Meeting is necessary for the approval of each proposal.

The Board of Directors unanimously recommends that shareholders vote “FOR” each of the proposals set forth in the Notice and the Proxy Statement.

Except for the purpose of determining a quorum, abstentions and broker non-votes are not treated as votes cast and are not counted in determining the outcome of any of the proposals.

On each matter submitted to the shareholders for consideration at the Annual Meeting, only ordinary shares that are voted on such matter will be counted toward determining whether shareholders approved the matter. Ordinary shares present at the Annual Meeting that are not voted on a particular matter (including broker non-votes) will not be counted in determining whether such matter is approved by shareholders.

If two or more persons are registered as joint owners of any ordinary share, the right to vote at the Annual Meeting and/or the right to be counted as part of the quorum will be conferred exclusively upon the more senior among the joint owners attending the meeting in person or by proxy. For this purpose, seniority will be determined by the order in which the names appear in the Company’s Register of Shareholders.

How Do I Vote?

You can vote either in person at the Annual Meeting or by authorizing another person as your proxy, whether or not you attend the Annual Meeting. You may vote in any of the manners below:

By mail - If you are a shareholder of record, you can submit a proxy by completing, dating, signing and returning your proxy card in the postage-paid envelope provided. You should sign your name exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. If you hold ordinary shares in “street name,” you have the right to direct your brokerage firm, bank or other similar organization on how to vote your ordinary shares, and the brokerage firm, bank or other similar organization is required to vote your ordinary shares in accordance with your instructions. To provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization; or

By internet - If you are a shareholder of record, you can submit a proxy over the internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts. If you hold ordinary shares in “street name,” and if the brokerage firm, bank or other similar nominee that holds your ordinary shares offers internet voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit your proxy over the internet.

All ordinary shares represented by properly executed proxies delivered to the Company by mail at its offices at Kibbutz Glil-Yam 4690500, Israel, Attention: General Counsel, or to its transfer agent, Continental Stock Transfer & Trust Company, by mail to 1 State Street - SC-1, New York, NY 10004-1561, c/o Proxy Services, will be voted as specified in the instructions indicated in such proxies. Proxies must be submitted to the Company or to its transfer agent no later than 8:00 a.m. Israel time (1:00 a.m. Eastern Time) on March 6, 2025.

If you sign and return your proxy card appointing the persons designated by the Board of Directors as your proxies without indicating how you want your ordinary shares to be voted, your ordinary shares will be voted “FOR” each of the proposals.

Please follow the instructions on the proxy card. If you provide specific instructions (by marking a box) for the proposals, your ordinary shares will be voted as you instruct. The persons named as proxies in the enclosed proxy card will vote in accordance with the recommendations of the Board of Directors on any other matters that may properly come before the Annual Meeting.

Shareholders Holding in “Street Name”

If you hold ordinary shares in “street name,” that is, you are an underlying beneficial holder who holds ordinary shares through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the ordinary shares in accordance with the voting instructions on your voting instruction card. Because a beneficial owner is not a shareholder of record, you may not vote those ordinary shares directly at the Annual Meeting unless you obtain a “legal proxy” from the bank, broker or nominee that holds your ordinary shares, giving you the right to vote the ordinary shares at the Annual Meeting.

Please follow the instructions on the voting instruction card received from your bank, broker or nominee. You may also be able to submit voting instructions to a bank, broker or nominee by phone or via the internet if your voting instruction card describes such voting methods. Please be certain to have your control number from your voting instruction card ready for use in providing your voting instructions. It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its ordinary shares if the shareholder wants its ordinary shares to count for the proposal.

Can Shareholders Submit Proposals?

Pursuant to the Israeli Companies Law, 5759-1999 (the “Companies Law”), any shareholder or shareholders of the Company holding at least one percent (1%) of the voting rights of the Company (except that, according to the Relief Regulations, in case of proposals to nominate or remove a director, such shareholders are required to hold at least five percent (5%) of the voting rights in the Company) (the “Proposing Shareholder(s)”) may request that the Board of Directors include a matter on the agenda of a general meeting to be held in the future, provided that the Board of Directors determines that the matter is appropriate to be considered at a general meeting (a “Proposal Request”). In order for the Board of Directors to consider a Proposal Request and whether to include the matter stated therein in the agenda of a general meeting, notice of the Proposal Request must be timely delivered in accordance with applicable law, and the Proposal Request must comply with the requirements of the Amended and Restated Articles of Association and any applicable law and stock exchange rules and regulations. The Proposal Request must be in writing, signed by the Proposing Shareholder(s) making such request, delivered, either in person or by registered mail, postage prepaid, to the Company’s offices at Kibbutz Glil-Yam 4690500, Israel c/o General Counsel (or, in the absence thereof, c/o the Chief Executive Officer of the Company). To be considered timely, a Proposal Request must be received by January 29, 2025.

In addition to any information required in accordance with applicable law, a Proposal Request must include the following (i) the name, address, telephone number, fax number and email address of the Proposing Shareholder (or each Proposing Shareholder, as the case may be) and, if an entity, the name(s) of the person(s) that controls or manages such entity; (ii) the number of ordinary shares held by the Proposing Shareholder(s), directly or indirectly (and, if any of such ordinary shares are held indirectly, an explanation of how they are held and by whom), which shall be in such number no less than as is required to qualify as a Proposing Shareholder, accompanied by evidence satisfactory to the Company of the record holding of such ordinary shares by the Proposing Shareholder(s) as of the date of the Proposal Request; (iii) the matter requested to be included on the agenda of a general meeting, all information related to such matter, the reason that such matter is proposed to be brought before such general meeting, the complete text of the resolution that the Proposing Shareholder proposes to be voted upon at such general meeting, and a representation that the Proposing Shareholder(s) intend to appear in person or by proxy at the meeting; (iv) a description of all arrangements or understandings, whether written or oral, between the Proposing Shareholders and any other person(s) (naming such person or persons) in connection with the matter that is requested to be included on the agenda and a declaration signed by all Proposing Shareholder(s) of whether any of them has a personal interest in the matter and, if so, a description in reasonable detail of such personal interest; (v) a description of all Derivative Transactions (as defined in the Amended and Restated Articles of Association) by each Proposing Shareholder(s) during the previous twelve (12) month period, including the date of the transactions and the class, series and number of securities involved in, and the material economic terms of, such Derivative Transactions; and (vi) a declaration that all of the information that is required under the Companies Law and any other applicable law and stock exchange rules and regulations to be provided to the Company in connection with such matter, if any, has been provided to the Company. Furthermore, the Board of Directors, may, in its discretion, to the extent it deems necessary, request that the Proposing Shareholder(s) provide additional information necessary so as to include a matter on the agenda of a general meeting, as the Board of Directors may reasonably require.

Pursuant to the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of the shareholder and any of the shareholder’s relatives (i.e., a spouse, brother or sister, parent, grandparent, child, as well as child, brother, sister or parent of such shareholder’s spouse, or a spouse of any of the foregoing), or a personal interest of a company at which the shareholder (or such family member) serves as a director or chief executive officer, or with respect to which the shareholder (or such family member) owns at least 5% of the share capital or the voting rights, or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our ordinary shares. In the case of a person voting by proxy for another person, “personal interest” includes pursuant to the Companies Law a personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote. If you do not have a personal interest in this matter, you may assume that using the form of proxy enclosed herewith will not create a personal interest. For the avoidance of confusion, in the form of proxy card, we refer to such a personal interest as a “personal benefit or other interest”.

How can I find out the results of the Annual Meeting?

The preliminary voting results will be announced at the Annual Meeting. The final voting results will be tallied by the Company’s General Counsel based on the information provided by the Company’s transfer agent or otherwise and will be published following the Annual Meeting on a report on Form 6-K that we will file with the U.S. Securities and Exchange Commission (the “SEC”) after the Annual Meeting.

Who is paying for this proxy solicitation?

The Company will bear the costs of solicitation of proxies for the Annual Meeting, including the preparation, assembly, printing, mailing and distribution of the proxy materials. In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies from shareholders by telephone, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of ordinary shares held of record by them, and such custodians will be reimbursed by the Company for their reasonable out-of-pocket expenses. We may in our discretion retain a proxy solicitor firm to assist us in soliciting proxies for the Annual Meeting.

Where Can I Find the Proxy Materials?

Copies of the proxy card, the notice of the Annual Meeting and this Proxy Statement are available at https://investors.ree.auto, where information about the Annual Meeting can also be found. The contents of our and any other website are not incorporated by reference into this Proxy Statement.

What if I Need Help Voting My Shares?

Your vote is important. If you have questions about how to vote your ordinary shares, you may contact Investor Relations at investors@ree.auto.

BENEFICIAL OWNERSHIP OF SECURITIES BY
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table and accompanying footnotes set forth information with respect to the beneficial ownership of the Company’s ordinary shares, as of January 15, 2025:

●	each person or entity who is known by us to be the beneficial owner of more than 5% of the Company’s outstanding ordinary shares;

●	each of our current executive officers and directors, individually; and

●	all of our executive officers and directors, as a group.

The SEC defines “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A shareholder is also deemed to be, as of any date, the beneficial owner of all securities that such shareholder has the right to acquire within sixty (60) days after that date through (i) the exercise of any option, warrant or right, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement, or (iv) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, ordinary shares subject to options or other rights (as set forth above) held by that person that are currently exercisable or will become exercisable within sixty (60) days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Each person named in the table has sole voting and investment power with respect to all of the ordinary shares shown as beneficially owned by such person, except as otherwise indicated in the table or footnotes below.

The percentage of ordinary shares beneficially owned is computed on the basis of 19,478,877 Class A Ordinary Shares and 2,780,570 Class B Ordinary Shares outstanding as of January 15, 2025.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all ordinary shares beneficially owned by them. To our knowledge, no ordinary shares beneficially owned by any executive officer, director or director nominee have been pledged as security.

	Number of Class A Ordinary Shares Beneficially Owned	Percentage of Outstanding Class A Ordinary Shares	Number of Class B Ordinary Shares Beneficially Owned	Percentage of Outstanding Class B Ordinary Shares	Percentage of Total Voting Power
5% Holders:
M&G PLC(1)	3,910,851	19.1%	-	-	8.3%
Samvardhana Motherson International Limited(2)	3,639,010	18.7%	-	-	7.7%
Varana Capital, LLC(3)	1,575,061	8.1%	-	-	3.3%
KUKAC, LLC	3,369,020	15.8%	-	-	7.1%
Executive Officers and Directors
Daniel Barel(4)	1,391,120	6.7%	1,390,285	50.0%	32.3%
Ahishay Sardes(5)	1,390,287	6.7%	1,390,285	50.0%	32.3%
Tali Miller(6)	48,719	*	-	-	*
Keren Shemesh(7)	54,635	*	-	-	*
Limor Raz(8)	41,641	*	-	-	*
Josh Tech(9)	33,459	*	-	-	*
Avital Futterman(10)	38,418	*	-	-	*
Hai Aviv(11)	-	-	-	-	-
Michal Drayman(12)	44,258	*	-	-	*
Ittamar Givton(13)	43,884	*	-	-	*
Hicham Abdessamad(14)	43,884	*	-	-	*
Rajesh Goel	-	-	-	-	-
Alla Felder(15)	44,258	*	-	-	*
Michal Marom-Brikman(16)	49,418	*	-	-	*
Carlton Rose(17)	54,661	*	-	-	*
All Executive Officers and Directors as a Group	3,278,642	14.6%	2,780,570	100.0%	65.7%

*	Less than 1%.

(1)	Based on a Schedule 13G filed on November 1, 2024, and reflects (i) 2,960,017 Class A Ordinary Shares, and (ii) an aggregate of up to 950,834 Class A Ordinary Shares that M&G PLC beneficially owns underlying warrants, notes and pre-funded warrants. According to the Schedule 13G, M&G PLC is the ultimate parent, and holds the securities through wholly-owned intermediate holding companies for the account of investment vehicles for which one or more of the reporting persons serves as investment manager.

(2)	Based on a Schedule 13D filed on September 26, 2024, and reflects 3,639,010 Class A Ordinary Shares.

(3)	Based on a Schedule 13G filed on November 4, 2024, and reflects 1,575,061 Class A Ordinary Shares.

(4)	Reflects 833 Class A Ordinary Shares and 1,390,287 Class A Ordinary Shares underlying options that are exercisable within 60 days of January 15, 2025, with a weighted average exercise price of $2.27 and which expire between January 6, 2027 and July 22, 2031.

(5)	Reflects 1,390,287 Class A Ordinary Shares underlying options that are exercisable within 60 days of January 15, 2025, with a weighted average exercise price of $2.30 and which expire between January 6, 2027 and July 22, 2031.

(6)	Reflects 9,837 Class A Ordinary Shares, 13,071 Class A Ordinary Shares underlying RSUs that vest within 60 days of January 15, 2025, and 25,811 Class A Ordinary Shares underlying options that are exercisable within 60 days of January 15, 2025, with a weighted average exercise price of $11.24 and which expire between July 1, 2029 and January 23, 2030. Does not include 101,148 RSUs that vest more than 60 days from January 15, 2025.

(7)	Reflects 10,719 Class A Ordinary Shares, 12,764 Class A Ordinary Shares underlying RSUs that vest within 60 days of January 15, 2025, and 31,152 Class A Ordinary Shares underlying options that are exercisable within 60 days of January 15, 2025, with a weighted average exercise price of $11.24 and which expire between January 23, 2030 and August 28, 2030. Does not include 103,231 RSUs that vest more than 60 days from January 15, 2025.

(8)	Reflects 9,837 Class A Ordinary Shares, 11,988 Class A Ordinary Shares underlying RSUs that vest within 60 days of January 15, 2025, and 19,816 Class A Ordinary Shares underlying options that are exercisable within 60 days of January 15, 2025, with a weighted average exercise price of $11.22 and which expire between March 25, 2029 and July 1, 2029. Does not include 103,231 RSUs that vest more than 60 days from January 15, 2025.

(9)	Reflects 17,739 Class A Ordinary Shares and 15,720 Class A Ordinary Shares underlying RSUs that vest within 60 days of January 15, 2025. Does not include 148,029 RSUs that vest more than 60 days from January 15, 2025.

(10)	Reflects 27,330 Class A Ordinary Shares and 11,088 Class A Ordinary Shares underlying RSUs that vest within 60 days of January 15, 2025. Does not include 103,786 RSUs that vest more than 60 days from January 15, 2025.

(11)	Does not include 200,861 RSUs that vest more than 60 days from January 15, 2025.

(12)	Reflects 44,258 Class A Ordinary Shares. Does not include 12,759 RSUs that vest more than 60 days from January 15, 2025.

(13)	Reflects 43,884 Class A Ordinary Shares. Does not include 12,010 RSUs that vest more than 60 days from January 15, 2025.

(14)	Reflects 43,884 Class A Ordinary Shares. Does not include 12,010 RSUs that vest more than 60 days from January 15, 2025.

(15)	Reflects 44,258 Class A Ordinary Shares. Does not include 12,759 RSUs that vest more than 60 days from January 15, 202.

(16)	Reflects 49,418 Class A Ordinary Shares.

(17)	Reflects 54,661 Class A Ordinary Shares. Does not include 8,312 RSUs that vest more than 60 days from January 15, 2025.

Voting Power

Neither our major shareholders nor our directors and executive officers have different or special voting rights with respect to their ordinary shares, except that each Class A Ordinary Share is entitled to one (1) vote per share and each Class B Ordinary Share is entitled to ten (10) votes per share.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For information regarding compensation granted to our five most highly compensated Office Holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2023, please see Item 6.B. of our annual report on Form 20-F filed with the SEC on March 27, 2024, and accessible through the Company’s website at https://ree.auto or through the SEC’s website www.sec.gov.

PROPOSAL ONE

RE-ELECTION OF BOARD OF DIRECTORS

Background

Under our Amended and Restated Articles of Association, the number of the Company’s directors is fixed at not less than three (3) and no more than eleven (11). The minimum and maximum number of directors may be changed only by a resolution adopted at a general meeting of shareholders, by (i) so long as Class B Ordinary Shares remain outstanding, a majority of the total voting power of the shareholders and (ii) if no Class B Ordinary Shares remain outstanding, a supermajority of at least sixty-five percent (65%) of the total voting power of the shareholders.

The Board of Directors is presently composed of nine (9) members. Following the approval of the matters included in this Proposal One, the Board of Directors will consist of six (6) members, three (3) of whom are independent. Mr. Carlton Rose serves as the Chairman of the Board of Directors.

In accordance with the Companies Law, each director nominee has certified to the Company that he or she satisfies all of the requirements of the Companies Law to serve as a director of a public company and possesses the necessary qualifications and has sufficient time to fulfill their duties as a director of the Company. Such certifications will be available for inspection at the Annual Meeting.

The following is a brief biography of each director nominee.

Name	Age	Position
Carlton Rose	62	Director and Chairman of the Board
Hicham Abdessamad	50	Director
Ittamar Givton	72	Director
Rajesh Goel	56	Director
Ahishay Sardes	43	Co-Founder, Chief Technology Officer and Director
Daniel Barel	45	Co-Founder, Chief Executive Officer and Director

Carlton Rose has served on the Board of Directors since June 2023. Mr. Rose was employed by United Parcel Service starting in 1980, first as a package handler and, during his 43-year tenure, having earned numerous promotions as a result of his technical skills, business skills and team leadership culminating in his most recent position as its President, Global Fleet Maintenance & Engineering until his retirement in February 2023. Mr. Rose serves on the board of directors of Lincoln Educational Services Corporation (Nasdaq: LINC) since August 2020. A native of Marion, Indiana, Mr. Rose is an automotive engineering graduate of the Indianapolis campus of Lincoln Technical Institute, now Lincoln College of Technology.

Hicham Abdessamad has served on the Board of Directors since March 2023. Mr. Abdessamad was the Chairman & CEO of Hitachi America, Ltd from May 2021 until June 2024, overseeing the growth objectives of Hitachi’s North America business across key sectors such as Digital, Green & Mobility, and Innovation. Hitachi in North America has a portfolio of 72 companies and 19 R&D facilities operating in 37 states, with over 24,700 employees. Mr. Abdessamad also served as an advisor on the investment advisory committee (IAC) appointed by the United States Secretary of Commerce, Gina Raimondo. Mr. Abdessamad has held multiple executive roles within Hitachi, including CEO of Hitachi Global Digital Holdings, President and CEO of Hitachi Consulting. Mr. Abdessamad holds a Bachelor of Science degree in Computer Engineering from Suffolk University, Massachusetts, and has completed the Executive Development Program at the Tuck School of Business at Dartmouth College in New Hampshire, and the Executive Leadership Program at the International Institute of Management Development (IMD) in Lausanne, Switzerland.

Ittamar Givton has served on the Board of Directors since March 2023. Mr. Givton served on the boards of several government entities and public companies in Israel, across the energy, banking, chemical, and communication sectors as well as on the board of the Israeli Stock Exchange. In addition, Mr. Givton served for many years as Managing Director of Automotive Equipment Group in Israel (importer of Suzuki, Man and Bridgestone, among others) and is now serving as Chairman of the Group’s Advisory Committee. Prior to his work in AEG, Mr. Givton held a senior position in the Budget Department of the Israeli Ministry of Finance and later served as VP for Business Development in the Dankner Group. Mr. Givton holds a BA in Economics from Tel Aviv University and an LL.B from the Hebrew University in Jerusalem.

Rajesh Goel has served on the Board of Directors since November 2024. Mr. Goel has served on the board of directors of Motherson International Limited, Yachiyo India Manufacturing Pvt Limited, Prysm Displays (India) Private Limited and Samvardhana Motherson International Leasings IFSC Limited since 2024, on the board of directors of FDO Holidays Private Limited, Motherson Auto Solutions Limited, Youngshin Motherson Auto Tech Limited, Samvardhana Motherson Hamakyorex Engineered Logistics Limited, Samvardhana Motherson Electric Vehicles LLC and Motherson Electronic Components Private Limited since 2023, and on the board of directors of Aero Treatments Private Limited, CIM Tools Private Limited and Samvardhana Motherson International Limited since 2022. He also served on the board of directors of Prysm Systems, Inc. from 2023 until 2024 and Honda Cars India Ltd. From 2018 until 2021. Mr. Goel serves as a member of the audit, nomination and remuneration, and corporate social responsibility committees of Yachiyo India Manufacturing Pvt Limited, a member of the audit and nomination and remunerations committees of Samvardhana Motherson Hamakyorex Engineered Logistics Limited and Motherson Electronic Components Private Limited, and as a member of the nomination and remuneration committee of CIM Tools Private Limited. Mr. Goel has more than 25 years of experience serving at various executive rolls with Honda, including as General Manager, Purchasing Division 2 - Worldwide, in Honda Motor Co., Ltd. from 2015 until 2018.

Ahishay Sardes has been the Chief Technology Officer of REE since 2013 and has served as a member of the Board of Directors since 2021. Mr. Sardes has over 15 years of experience in engineering including mechanics, electronics, software and research. From 2008 to 2013, he served as Head of Engineering at ZIV-AV Technologies, an Israeli engineering company. Mr. Sardes holds a Bachelor of Science in Mechanical Engineering from the Afeka Tel Aviv Academic College of Engineering.

Daniel Barel has been the Chief Executive Officer of REE since 2013 and has served as a member of the Board of Directors since 2013. Mr. Barel is an entrepreneur and businessperson who founded several startups in the fields of medical devices, cyber security and software applications. He serves as chairman of SpecterX, an Israeli data management company he co-founded in 20191. Mr. Barel holds a Bachelor of Arts in Economics and Business Administration from the Hebrew University.

Director Independence

Nasdaq Marketplace Rule 5605(b)(1) requires that a majority of our Board of Directors be independent. An “independent director” is defined generally as a person who has no material relationship with the listed company (either directly or as a partner, stockholder or officer of an organization that has a relationship with the listed company). Our Board of Directors has determined that each of the following nominees for election as a director at the Annual Meeting is independent as defined under the Nasdaq corporate governance rules: Hicham Abdessamad, Carlton Rose, and Ittamar Givton.

External Directors

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on Nasdaq, are required to appoint at least two external directors. Pursuant to regulations promulgated under the Companies Law, companies that do not have a “controlling shareholder” and with shares traded on certain U.S. stock exchanges including Nasdaq, may, subject to certain conditions, “opt out” from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the Board of Directors. In accordance with these regulations, REE has elected to “opt out” from the Companies Law requirement to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of our Board of Directors.

1	REE is also a customer of SpecterX. See “Item 7.B. Related Party Transactions” of our Annual Report on Form 20-F for the year ended December 31, 2023, for additional information.

Audit Committee

Under Nasdaq corporate governance rules, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise.

Our audit committee currently consists of Michal Marom-Brikman, Alla Felder, Michal Drayman,and Ittamar Givton. Ms. Marom-Brikman currently serves as the chairperson of the audit committee. Each of the members of our audit committee meets the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq corporate governance rules. Our Board of Directors has determined that Ms. Marom-Brikman is an audit committee financial expert as defined by the SEC rules.

Our Board of Directors has determined that each member of our audit committee is independent, as such term is defined in Rule 10A3(b)(1) under the Exchange Act, which is different from and more stringent than the general test for independence of board and committee members.

None of Ms. Marom-Brikman, Ms. Felder or Ms. Drayman are standing for reelection at this Annual Meeting.

Companies Law Requirements

Under the Companies Law, the board of directors of a public company must appoint an audit committee. We have elected to “opt out” from additional Companies Law requirements relating to the size and composition of the audit committee.

Compensation Committee

Under Nasdaq corporate governance rules, we are required to maintain a compensation committee consisting of at least two independent directors.

Our compensation committee currently consists of Michal Marom-Brikman, Alla Felder, Michal Drayman and Ittamar Givton. Ms. Felder serves as the chairperson of the compensation committee. Our Board of Directors has determined that each member of our compensation committee is independent under Nasdaq corporate governance rules, including the additional independence requirements applicable to the members of a compensation committee.

None of Ms. Marom-Brikman, Ms. Felder or Ms. Drayman are standing for reelection at this Annual Meeting.

Companies Law Requirements

Under the Companies Law, the board of directors of a public company must appoint a compensation committee. We have elected to “opt out” from additional Companies Law requirements relating to the size and composition of the compensation committee.

Compensation for Non-Executive Directors

In July 2021, our shareholders amended and re-adopted the compensation policy for our non-executive directors. Pursuant to the amended compensation policy, the non-executive directors are paid an annual cash retainer and receive a fixed annual equity grant. The policy does not provide for the payment of any benefits upon termination of any non-executive director’s service.

Cash retainer

The annual retainer for board membership is $50,000, payable quarterly, with the Chairman of the Board of Directors paid a supplemental annual fee of $50,000, paid quarterly. The annual retainer for committee membership is $10,000 for membership on the audit committee and $7,500 for membership on the compensation committee. The annual retainer for serving as chair of the audit committee and the compensation committee is $20,000 and $15,000, respectively.

Initial equity awards

Each non-employee director is granted an initial grant of $100,000 worth of restricted share units (“RSUs”) to purchase Ordinary Shares, plus a prorated portion of $150,000, which will be granted on the date of the director’s election or appointment to the Board, based on the closing share price on the date of grant. The prorated portion will be determined by multiplying $150,000 by the quotient of (i) the number of days remaining from the date of appointment or election until the next annual meeting of shareholders, divided by (ii) 360. Each such grant will vest in three equal installments on the first, second and third anniversaries of the date of grant or on the date of the annual meeting of shareholders in the first, second and third years following the date of grant, whichever is earlier in any year. For eligible Israeli directors, such grants will be made in accordance with the capital gains track under Section 102 of the Israeli Income Tax Ordinance and the REE Automotive Ltd. 2021 Share Incentive Plan.

Annual equity awards

Each current and future non-employee director will receive an annual grant of RSUs in the amount of $150,000 (in the case of the Chairman of the Board of Directors, $200,000, which the Chairman may elect to receive in whole or in part in quarterly installments of cash instead of RSUs, or some combination thereof), which will be granted at each annual meeting of shareholders at which such non-employee director is reelected, based on the closing share price on the date of grant. A non-employee director who is first elected at an annual meeting of shareholders will receive the full $150,000 Initial RSU Grant but will not receive an Annual RSU Grant for the year in which he or she is elected. Each such grant will vest in one installment on the first anniversary of the date of grant or the annual meeting of shareholders immediately following the date of grant, whichever is earlier. For eligible Israeli directors, such grants will be made in accordance with the capital gains track under Section 102 of the Israeli Income Tax Ordinance and the 2021 REE Automotive Ltd. Share Incentive Plan.

Proposed Resolution

We are proposing to adopt the following resolution:

“RESOLVED, to re-elect each of Mr. Carlton Rose, Mr. Hicham Abdessamad, Mr. Ittamar Givton, Mr. Rajesh Goel, Mr. Ahishay Sardes and Mr. Daniel Barel to serve as a director of the Company, each to hold office until the close of business on the date of the next annual general meeting of shareholders and until his respective successor is duly elected and qualified, or until such individual’s earlier resignation or retirement.”

BOARD RECOMMENDATION

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE DIRECTOR NOMINEES

PROPOSAL TWO

APPROVE AN AMENDMENT TO THE COMPANY’S AMENDED AND RESTATED ARTICLES OF ASSOCIATION TO INCREASE THE AUTHORIZED SHARE CAPITAL OF THE COMPANY.

The Company’s authorized share capital currently consists of 33,333,333 Class A Ordinary Shares, no par value per share, and 2,780,570 Class B Ordinary Shares, no par value per share. As of January 15, 2025, the Company had approximately 5,550,386 Class A Ordinary Shares available for future issuance after taking into account the shares available for issuance under outstanding option, warrants, pre-funded warrants and RSU grants.

 The Board of Directors recommends that the shareholders approve an amendment to the Company’s Amended and Restated Articles of Association to increase the authorized share capital of the Company by 22,000,000 Class A Ordinary Shares so that following the amendment the total authorized share capital of the Company would consist of 55,333,333 Class A Ordinary Shares, no par value per share, and 2,780,570 Class B Ordinary Shares, no par value per share.

The Board of Directors believes that the proposed increase in the Company’s authorized share capital is necessary to ensure that the Company will have sufficient authorized Class A Ordinary Shares available to pursue opportunities that may arise in the future without undue delay and expenses. These opportunities could include, without limitation, subject to receipt of all requisite approvals under Israeli law, the issuance of additional Class A Ordinary Shares to raise capital for the Company’s business or to purchase property or assets, to execute potential acquisitions, to grant options to acquire Class A Ordinary Shares in connection with potential strategic relationships, or to make grants under the 2021 REE Automotive Ltd. Share Incentive Plan.

If approved, Article 5 of the Amended and Restated Articles of Association shall be revised to read as follows (additions are bold and underlined, and deletions are struck through):

“The authorized share capital of the Company shall consist of (i) 55,333,333 ~~33,333,333~~ Class A Ordinary Shares, without par value (the “Class A Shares”) and (ii) 2,780,570 Class B Ordinary Shares, without par value (the “Class B Shares”, and together with the Class A Shares, the “Shares”). The rights, powers and preferences of the Class A Shares and Class B Shares shall be as set forth in these Articles.”

Proposed Resolution

We are proposing to adopt the following resolution:

“RESOLVED, to approve an amendment to the Company’s Amended and Restated Articles of Association to increase the authorized share capital of the Company by 22,000,000 Class A Ordinary Shares, such that following the increase, the authorized share capital shall consist of 55,333,333 Class A Ordinary Shares, without par value, and 2,780,570 Class B Ordinary Shares, without par value.”

BOARD RECOMMENDATION

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSED RESOLUTION

PROPOSAL THREE

RE-APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND
AUTHORIZATION OF THE BOARD OF DIRECTORS TO SET THE REMUNERATION OF THE
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Background

Under the Companies Law, the shareholders of the Company are authorized to appoint the Company’s independent registered public accounting firm and to authorize the Board of Directors to determine the independent registered public accounting firm’s remuneration. The Nasdaq corporate governance rules require that the Company’s Audit Committee approve the re-appointment and remuneration of the independent registered public accounting firm.

At the Annual Meeting, shareholders will be asked to approve the re-appointment of Kost, Forer, Gabbay & Kasierer, a member firm of Ernst & Young Global (the “Firm”), as the Company’s independent registered public accounting firm for the year ending December 31, 2024, and its service until the next annual general meeting of shareholders, and to authorize the Board of Directors, upon the recommendation of the Audit Committee, to fix the remuneration of the independent registered public accounting firm. The Firm has served as the Company’s independent registered public accounting firm since 2015.

For information on the fees paid by the Company and its subsidiaries to the Firm in each of the previous two fiscal years, please see “Item 16C. Principal Accountant Fees and Services” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 27, 2024.

Audit Committee Pre-Approval Policies and Procedures

Our Audit Committee provides assistance to the Board of Directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by pre-approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. Our Audit Committee has adopted a pre-approval policy for the engagement of our independent public accounting firm to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit service, audit-related service and tax services that may be performed by our independent public accounting firm.

Proposed Resolution

We are therefore proposing to adopt the following resolution:

“RESOLVED, to approve the re-appointment of Kost, Forer, Gabbay & Kasierer, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024, and its service until the next annual general meeting of shareholders, and to authorize the Board of Directors, upon the recommendation of the Audit Committee, to fix the remuneration of the independent registered public accounting firm.”

BOARD RECOMMENDATION

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSED RESOLUTION

PRESENTATION OF THE 2023 FINANCIAL STATEMENTS

The Board of Directors has approved, and is presenting to shareholders for receipt and consideration at the Annual Meeting, the Company’s annual consolidated financial statements for the year ended December 31, 2023, which are included in the Company’s annual report on Form 20-F filed with the SEC on March 27, 2024, and the Company’s financial results (unaudited) as of and for the nine months ended September 30, 2024, filed with the SEC on a Report on Form 6-K on December 17, 2024. Such financial results are also accessible through the Company’s website at https://ree.auto or through the SEC’s website www.sec.gov.

OTHER BUSINESS

The Board of Directors is not aware of any other matters that may be presented at the Meeting other than those specified in the enclosed Notice of Annual General Meeting of Shareholders. If any other matters do properly come before the Annual Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment and in the best interest of the Company.

By Order of the Board of Directors

Carlton Rose
Chairman of the Board of Directors

January 22, 2025